FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized-Capital Publicly-Held Corporation

Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

Company Registration Number (NIRE) 35.300.089.901

MINUTES OF THE MEETING HELD BY THE BOARD OF DIRECTORS

ON JUNE 16TH 2011

1.            DATE, TIME AND PLACE: On the sixteenth day of June, 2011, at 2:00 p.m. at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, 3.142, in the city Capital of São Paulo State.

2.            MEETING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3.            CALL NOTICE AND ATTENDANCE: Call duly made under Article 15 of the Company’s Bylaws. The majority of the acting members was present.

4.            AGENDA: (i)  To approve the renewal of the Agreement for the Assignment and Acquisition of Credit Rights executed between the Company and Banco do Brasil S.A.; and (ii)  To approve the Financial Transaction – Rede Duque.

5.            RESOLUTIONS: Beginning the works, the directors examined the items in the agenda and resolved, by majority vote:

5.1 To approve the Agreement for the Assignment and Acquisition of Credit Rights executed between the Company and Banco do Brasil S.A., up to the limit of one hundred fifty million Brazilian reals (R$ 150,000,000.00), to expire on December 15th 2011, the other terms being ratified. The directors also stress that this transaction is contingent upon not being booked as a financial debt.

5.2 To approve the granting, by the Company, of suretyship or guaranty, on bank loans and credit cards receivable discount operations, up to the limit of forty million Brazilian reals (R$ 40,000,000.00), for a period of up to three years, in favor of the companies belonging to Rede Duque, and which are parties to the Management Outsourcing Agreement entered into with the Company on October 9th 2009, as amended. In consideration for the guaranty, the Company shall charge 50% of the amount corresponding to a bank guaranty quoted in the market at the time of the transaction.

APPROVAL AND EXECUTION OF THE MINUTES:  With nothing further to come before the board, the works were adjourned for these minutes to be drafted. The works being duly reopened, these were read, approved and signed by all present. São Paulo, June 16th 2011. Signatures: Chairman of the Board Meeting – Abilio dos Santos Diniz; Secretary of the Board Meeting – Renata Catelan P. Rodrigues. Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Jean Charles Naouri p.p. Arnaud Strasser, Antoine Marie Remi Lazars Giscard d’Estaing, Arnaud Strasser, Jean Louis Bourgier, Fabio Schvartsman, Guilherme Affonso Ferreira and Ulisses Kameyama. A summary of these minutes was recorded in the relevant book, in compliance with Section 130, Paragraph 3, of Law 6,404/76, as amended.

Renata Catelan P. Rodrigues

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 28, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.